Exhibit 99.3

GLUCOTRACK INC.

2024 EQUITY INCENTIVE PLAN

STOCK OPTION GRANT NOTICE

Glucotrack Inc., a Delaware corporation (the “Company”), pursuant to the Glucotrack Inc. 2024 Equity Incentive Plan as it may be amended from time to time (the “Plan”), hereby grants to the Optionholder (as defined below) an option to purchase the number of shares of common stock, par value $0.001 per share of the Company (“Common Stock”) set forth below (this “Option”). This Option is subject to all of the terms and conditions as set forth in this Stock Option Grant Notice (this “Grant Notice”), in the corresponding Stock Option Agreement (the “Option Agreement”), the Plan, and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the corresponding Option Agreement will have the same definitions as in the Plan or the corresponding Option Agreement. If there is any conflict between the terms in this Grant Notice, Exhibit A to this Grant Notice, the corresponding Option Agreement, the Plan and the Notice of Exercise, then such conflict or inconsistency shall be resolved by giving such documents precedence in the following order: Exhibit A, this Grant Notice, the corresponding Option Agreement, the Plan and then the Notice of Exercise.

Optionholder:	[Name] (the “Optionholder”)

Date of Grant:	__________ _____, 20__ (the “Date of Grant”)

Vesting Commencement Date:	__________ _____, 20__ (the “Vesting Commencement Date”)

Common Stock Subject to this Option:	__________ (_____)

Exercise Price (Per share of Common Stock):	$__.__

Total Exercise Price:	$__________

Type of Grant (check one):	☐ Incentive Stock Option
☐ Non-Qualified Stock Option

Expiration Date:	☐ Tenth (10th) Anniversary of the Date of Grant
☐ Fifth (5th) Anniversary of the Date of Grant (for ten percent (10%) shareholders if this Option is an Incentive Stock Option)

Vesting Schedule:	This Award shall vest pursuant to the schedule set forth in Exhibit A, which is attached hereto and incorporated herein in its entirety.

Payment:	By one or a combination of the following items (described in the corresponding Option Agreement):

¨ By cash, check, bank draft or money order payable to the Company

¨ Pursuant to a Regulation T Program if the shares are publicly traded

¨ By delivery of already-owned shares if the shares are publicly traded

¨ Subject to the Administrator’s consent, to be made in its sole discretion, at the time of exercise, by a “net exercise” arrangement.

Additional Terms/Acknowledgements:

The Optionholder acknowledges receipt of, and understands and agrees to, this Grant Notice, the corresponding Option Agreement, the Plan and the Notice of Exercise. The Optionholder acknowledges and agrees that this Grant Notice, the corresponding Option Agreement and the Notice of Exercise may not be modified, amended or revised except as provided in the Plan. The Optionholder further acknowledges that as of the Date of Grant, this Grant Notice, the corresponding Option Agreement, the Plan and the Notice of Exercise set forth the entire understanding between the Optionholder and the Company regarding this Option and supersede all prior oral and written agreements, promises and/or representations on that subject.

As a pre-condition to exercise, the Optionholder (or beneficiary, as the case may be) shall be required to execute a stock restriction agreement presented by the Company at the time of exercise, along with any other agreement among the Company and its stockholders that the Company requires be executed by the Optionholder, including an agreement which provides that the Optionholder may not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, with respect to the Common Stock or other securities of the Company held by the Optionholder during the one hundred and eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act of 1933, as amended, or such other applicable period as the underwriters or the Company shall reasonably request consistent with other shares issued in accordance with the Plan. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any such restricted securities until the end of such period.

By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

Signatures on Following Page

GLUCOTRACK INC.	OPTIONHOLDER

By:
Signature

Title:

Date:

Attachments: Option Agreement, Glucotrack Inc. 2024 Equity Incentive Plan, Notice of Exercise

GLUCOTRACK INC.

2024 EQUITY INCENTIVE PLAN

STOCK OPTION GRANT NOTICE

EXHIBIT A

VESTING SCHEDULE

[Insert applicable vesting schedule]; provided, that the Optionholder remains actively providing services to the Company or any of its Affiliates as of each such date.

Upon the Optionholder’s termination of employment or other service with the Company and its Affiliates for any or no reason, any unvested portion of this Option as of the date of such termination shall be forfeited.

GLUCOTRACK INC.

2024 EQUITY INCENTIVE PLAN

STOCK OPTION GRANT NOTICE

ATTACHMENT I

OPTION AGREEMENT

GLUCOTRACK INC.

2024 EQUITY INCENTIVE PLAN

STOCK OPTION AGREEMENT

(INCENTIVE STOCK OPTION OR NON-QUALIFIED STOCK OPTION)

Pursuant to your Stock Option Grant Notice (the “Grant Notice”) and this Stock Option Agreement (this “Agreement”), Glucotrack Inc., a Delaware corporation (the “Company”) has granted you an option under the Glucotrack Inc. 2024 Equity Incentive Plan (the “Plan”) to purchase the number of shares of Common Stock indicated in the Grant Notice at the exercise price indicated in the Grant Notice (this “Option”). This Option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in the Grant Notice, Exhibit A to the Grant Notice, this Agreement, the Plan and the Notice of Exercise, then such conflict shall be resolved by giving such documents precedence in the following order: Exhibit A, the Grant Notice, this Agreement, the Plan and then the Notice of Exercise. Capitalized terms not explicitly defined in this Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan.

The details of this Option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1. Vesting; No Shareholder Rights. This Option will vest as provided in your Grant Notice. vesting will cease upon the termination of your employment or service with the Company and its Affiliates, except as may be provided otherwise in the Vesting Schedule in Exhibit A to your Grant Notice. You will not be deemed to be the holder of, or have any of the rights of, a stockholder with respect to this Option unless and until this Option vests and you exercise this Option in accordance with this Agreement and the Company has issued and delivered Common Stock to you and your name shall have been entered as a stockholder of record on the books of the Company.

2. Number of Shares and Exercise Price. The number of shares of Common Stock subject to this Option and your Exercise Price per share are set forth in your Grant Notice and will be adjusted in the event of changes in capital structure and similar events as provided in Section 14 of the Plan.

3. Exercise Restriction for Non-Exempt Employees. If you are an employee eligible for overtime compensation under the Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as provided below, you may not exercise this Option until you have completed at least six (6) months of service measured from the Date of Grant, even if you have already been an employee of the Company or its Affiliates for more than six (6) months. Consistent with the provisions of the Worker Economic Opportunity Act, you may exercise this Option as to any vested portion prior to such six (6) month anniversary in the case of (i) your death or disability, (ii) a Change in Control or (iii) your termination of your employment or service on your “retirement” (as defined in the Company’s benefit plans).

4. Method of Payment. You must pay the full amount of the Exercise Price for the Common Stock you wish to exercise. You may pay the Exercise Price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) Provided that at the time of exercise the Common Stock is publicly traded, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “cashless exercise”, “broker-assisted exercise”, “same day sale”, or “sell to cover”.

(b) Provided that at the time of exercise the Common Stock is publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned Common Stock that is owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise this Option, will include delivery to the Company of your attestation of ownership of such Common Stock in a form approved by the Company. You may not exercise this Option by delivery to the Company of Common Stock if doing so would violate the provisions of any Applicable Law, regulation or agreement restricting the redemption of the Company’s stock.

(c) Subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise of this Option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Common Stock will no longer be outstanding under this Option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,” (ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

5. Whole Shares. You may exercise this Option only for whole shares of Common Stock unless pursuant to the terms of your Grant Notice you were granted an option to purchase fractional shares of Common Stock or your vesting schedule provides for vesting in fractional shares.

6. Securities and Other Law Compliance. In no event may you exercise this Option unless the Common Stock issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of this Option also must comply with all other Applicable Laws and regulations governing this Option (including pursuant to an International Addendum, if applicable), and you may not exercise this Option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

7. Term. You may not exercise this Option before the Date of Grant or after the expiration of this Option’s term. Except as may be provided otherwise in the Vesting Schedule in Exhibit A to your Grant Notice or in an employment or other agreement between you and the Company, the term of this Option expires (subject to the provisions of Section 7(c) of the Plan in the event that this Option is an Incentive Stock Option and you, on the Date of Grant, own shares representing more than ten percent (10%) of the combined voting power of the Company) upon the earliest of the following:

(a) immediately upon the termination of your service with the Company or an Affiliate for Cause;

(b) ninety (90) days after the termination of your service with the Company or an Affiliate for any reason other than Cause, your Disability (as defined below) or your death (except as otherwise provided in Section 7(d) below); provided, however, that if during any part of such ninety (90) day period this Option is not exercisable solely because of the condition set forth in the section above relating to “Securities Law Compliance,” this Option will not expire until the earlier of the Expiration Date or until it has been exercisable for an aggregate period of ninety (90) days after the termination of your service with the Company or an Affiliate; provided further, that if (i) you are a Non-Exempt Employee, (ii) your service with the Company or an Affiliate terminates within six (6) months after the Date of Grant, and (iii) you have vested in a portion of this Option at the time of your termination of your service with the Company or an Affiliate, this Option will not expire until the earlier of (x) the later of (A) the date that is one hundred and twenty (120) days after the Date of Grant, and (B) the date that is ninety (90) days after the termination of your service with the Company or an Affiliate, and (y) the Expiration Date;

(c) one (1) year after the termination of your service with the Company or an Affiliate due to your Disability (except as otherwise provided in Section 7(d)) below. For purposes of this Agreement, “Disability” means your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Administrator on the basis of such medical evidence as the Administrator deems warranted under the circumstances;

(d) one (1) year after your death if you die either during your service with the Company or within ninety (90) days after your service with the Company terminates for any reason other than Cause;

(e) the Expiration Date indicated in your Grant Notice; or

(f) the day before the tenth (10th) anniversary of the Date of Grant.

If this Option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three (3) months before the date of this Option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of this Option under certain circumstances for your benefit but cannot guarantee that this Option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a consultant or director after your employment terminates or if you otherwise exercise this Option more than three (3) months after the date your employment with the Company or an Affiliate terminates.

8. Exercise.

(a) You may exercise the vested portion of this Option during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) and completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the Exercise Price and any applicable withholding taxes to the Company’s Secretary, stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b) By exercising this Option you agree that, as a condition to any exercise of this Option, the Company may require you and you hereby agree to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of this Option, or (ii) the disposition of Common Stock acquired upon such exercise.

(c) If this Option is an Incentive Stock Option, by exercising this Option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of this Option that occurs within two (2) years after the Date of Grant or within one (1) year after such shares of Common Stock are transferred upon exercise of this Option.

9. Transferability. Except as otherwise provided in this Section 9, this Option is not assignable or transferable, except by will or by the laws of descent and distribution and is exercisable during your life only by you. Without limiting the generality of the foregoing, this Option may not be sold, assigned, transferred or otherwise disposed of, or pledged or hypothecated in any manner (whether by operation of law or otherwise), and shall not be subject to execution, attachment or other process. Any assignment, transfer, sale, pledge, hypothecation or other disposition of this Option or any attempt to make any such levy of execution, attachment or other process will cause this Option to terminate immediately, unless the Administrator, in his sole discretion, specifically waives applicability of this provision.

(a) Certain Trusts. Upon receiving written permission from the Administrator, you may transfer this Option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while this Option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b) Domestic Relations Orders. Upon receiving written permission from the Administrator, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer this Option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this Option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement. If this Option is an Incentive Stock Option, this Option may be deemed to be a Non-Qualified Stock Option as a result of such transfer.

(c) Beneficiary Designation. Upon receiving written permission from the Administrator, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this Option and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this Option and receive, on behalf of your estate, the Common Stock or other consideration resulting from such exercise.

10. Option not a Service Contract. This Option is not an employment or service contract, and nothing in this Option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ or service of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment or service. In addition, nothing in this Option will obligate the Company or an Affiliate, their respective stockholders, boards of directors, officers or employees to continue any relationship that you might have as a member of the Company’s Board or a consultant for the Company or an Affiliate.

11. Withholding Obligations.

(a) At the time you exercise this Option, in whole or in part, and at any time thereafter as requested by the Company, you hereby agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of this Option.

(b) In the event that you fail to make the adequate provisions contemplated by Section 11(a) above, then subject to compliance with any applicable legal conditions or restrictions, the Company shall have the option in its discretion (but not the obligation) to withhold from fully vested Common Stock otherwise issuable to you upon the exercise of this Option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of this Option as a liability for financial accounting purposes).

(c) The Company assumes no responsibility for individual income taxes, penalties or interest related to grant or exercise of any option. Neither the Company nor any affiliate makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant or exercise of any option. You should consult with your personal tax advisor regarding the tax ramifications, if any, which result from receipt of this Option, the subsequent issuance, if any, of Common Stock on exercise of this Option, and subsequent disposition of any such Common Stock. You acknowledge that the Company may be required to withhold federal, state and/or local taxes in connection with the exercise of this Option. You may not exercise this Option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise this Option when desired even though this Option is vested, and the Company will have no obligation to issue a certificate for such Common Stock or release such Common Stock from any escrow provided for herein, if applicable, unless such obligations are satisfied.

12. Section 409A; Tax Consequences. It is the Company’s intent that this Option be exempt from Section 409A of the Internal Revenue Code to the extent applicable, and that this Agreement be administered accordingly. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its officers, directors, employees or Affiliates related to tax liabilities arising from this Option or your other compensation.

13. Notices. Any notices provided for in this Option or the Plan will be given in writing and will be deemed effectively given upon receipt. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

14. Agreement Summaries. In the event that the Company provides you (or anyone acting on your behalf) with summary or other information concerning, including or otherwise relating to your rights or benefits under this Agreement (including, without limitation, this Option and any exercise thereof), such summary or other information shall in all cases be qualified in its entirety by Exhibit A, Exhibit B, the Grant Notice, this Agreement, the Plan and the Notice of Exercise and, unless it explicitly states otherwise and is signed by an officer of the Company, shall not constitute an amendment or other modification hereto.

15. Clawback. Notwithstanding anything to the contrary in this Agreement, the Common Stock issued in connection with this Agreement, any restricted stock unit agreement or any other stock option agreement, and all amounts that may be received by you in connection with any disposition of any such Common Stock shall be subject to applicable recoupment, “clawback” and similar provisions under Applicable Law, as well as any recoupment, “clawback” and similar policies of the Company that may be adopted at any time and from time to time for any reason, including in order to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law.

16. Acknowledgements. You understand, acknowledge, agree and hereby stipulate that: (a) you are executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else; (b) this Option is intended to be consideration in exchange for the promises and covenants set forth in this Agreement; (c) you have carefully read, considered and understand all of the provisions of this Agreement and the Company’s policies reflected in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged; (d) you have asked any questions needed for you to understand the terms, consequences and binding effect of this Agreement and you fully understand them; (e) you were provided an opportunity to seek the advice of an attorney and/or a tax professional of your choice before accepting this Option and (f) the obligations and restrictions set forth in this Agreement are fair and reasonable. In addition, you understand, acknowledge, agree and hereby stipulate that (1) you explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this Agreement and any other award materials by and among the Company and its Affiliates for the purpose of implementing, administering and managing your participation in the Plan; (2) you understand that the Company may hold certain personal information about you, including, but not limited to, the your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all awards, or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding in your favor (“Data”), for the purpose of implementing, administering and managing the Plan; (3) you understand that Data will be transferred to such stock plan service provider as may be selected by the Company, presently or in the future, which may be assisting the Company with the implementation, administration and management of the Plan; (4) you authorize the Company, the stock plan service provider as may be selected by the Company, and any other possible recipients which may assist the Company, presently or in the future, with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan; (5) you understand that you are providing the consents herein on a purely voluntary basis.; (6) if you do not consent, or if you later seeks to revoke your consent, or instruct the Company to cease the processing of the Data, your employment status will not be adversely affected and the only adverse consequence of refusing or withdrawing your consent or instructing the Company to cease processing, is that the Company would not be able to grant you options or any other equity awards or administer or maintain such awards; and (7) you understand that refusing or withdrawing your consent may affect your ability to participate in the Plan.

ATTACHMENT II

GLUCOTRACK INC. 2024 EQUITY INCENTIVE PLAN

(attached)

ATTACHMENT III

FORM OF NOTICE OF EXERCISE

GLUCOTRACK INC.

2024 EQUITY INCENTIVE PLAN

NOTICE OF EXERCISE

Glucotrack Inc.

[Address]

[Address]

Name of Optionholder:

Date of Exercise:	__________ _____, 20__

This constitutes notice under my stock option that I elect to purchase the number of shares of Common Stock for the price set forth below.

Type of Option (check one):	☐ Incentive Stock Option

☐ Non-Qualified Stock Option

Stock Option Date of Grant:

Number of shares of Common Stock as to which this Option is exercised:

Common Stock to be issued in name of:

Total exercise price:

Cash payment delivered herewith:

Non-cash payment delivered herewith:

By this exercise, I agree (i) to provide such additional documents as you may require in connection with the Glucotrack Inc. 2024 Equity Incentive Plan (the “Plan”), (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this Option, and (iii) if this exercise relates to an Incentive Stock Option, to notify you in writing within fifteen (15) days after the date of any disposition of any Common Stock issued upon exercise of this Option that occurs within two (2) years after the Date of Grant of this Option or within one (1) year after such Common Stock is issued upon exercise of this Option.

Very truly yours.

Signature

Address: